SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Expensify, Inc.
(Name of Subject Company (Issuer))

Expensify, Inc.
(Names of filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
30219Q106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
88 Kearny St., Ste 1600
San Francisco, California 94108
Tel: (971) 365-3939
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Tad J. Freese, Esq. Alexa M. Berlin, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Joshua A. Kaufman, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐Third-party tender offer subject to Rule 14d-1.
☒Issuer tender offer subject to Rule 13e-4.
☐Going-private transaction subject to Rule 13e-3.
☐Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No 1. (this “Amendment”) amends and supplements the  Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Expensify, Inc., a Delaware corporation (the “Company”) on
May 13, 2026 (the “Schedule TO”), relating to the offer by the Company to purchase for cash up to $25,000,000 of its Class A common stock, $0.0001 par value per share (the “shares”), at a price per share of not less than $0.98 and not more than $1.20, without interest and subject to any applicable withholding taxes. The Company’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(i) to the
Schedule TO, and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the
“Letter of Transmittal”), a copy of which is filed as Exhibit (a)(1)(ii) to the Schedule TO.
The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items that are amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This
Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.                           Additional Information.

The information set forth in Item 11 is hereby amended and supplemented by the following:
The third bullet under the heading “Incorporation by Reference” on pages 30-31 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following: “Our Current Reports on Form 8-K, filed with the SEC on
April,21, 2026, May 27, 2026 and May 29, 2026; and”.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2026

EXPENSIFY, INC.

By:	/s/ Ryan Schaffer
Name:	Ryan Schaffer
Title:	Chief Financial Officer